March 12, 2012

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Accentia Biopharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2011
Filed December 19, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 10, 2012
File No. 000-51383

Dear Mr. Rosenberg:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”), we are transmitting the following responses to the Staff’s letter of March 7, 2012 containing the Staff’s comments regarding the Form 10-Q for the quarterly period ended December 31, 2011 (the “Form 10-Q”) filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2012. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 1. Financial Statement

Condensed Consolidated Statements of Operations, page 4

1.	Please tell us why the gain on sale of assets was not included within (loss) income from discontinued operations in accordance with ASC 205-20-45-3.

Response: The Company plans to present the following line items in its future filings relating to (loss) income from discontinued operations:

Income (loss) from continuing operations before income taxes

Income taxes

Income from continuing operations

Discontinued operations

Income (loss) from discontinued operations (including gain on sale of assets)

Income tax expense

Income (loss) on discontinued operations

Net income

Notes to Condensed Consolidated Financial Statements

Liquidity and management’s plans

Analytica Asset Purchase Agreement

2.	Please tell us why you included the $1.5 million earnout payment in your gain calculation for the sale of Analytica’s assets. We note that the earnout is based on a formula involving the aggregate gross revenue of Newcorp from December 15, 2011 through March 31, 2012 which is a future period. Refer to ASC 450-30.

Response: Please be advised that the earnout is based on a formula involving aggregate gross revenue as well as the aggregate backlog, as stated on page 14 in the Form 10-Q for the Quarterly Period Ended December 31, 2011. Since the Company had knowledge on December 31, 2011 that the earnout as determined by aggregate gross revenue and aggregate backlog reached the $1.5 million maximum earnout per the agreement (Asset Purchase Agreement dated October 31, 2011 included as Exhibit 10.60 to Form 10K for the Fiscal Year Ended September 30, 2011), the Company included the $1.5 million earnout as part of the gain.

If you have any additional questions regarding the foregoing, please do not hesitate to contact me.

Very truly yours, /s/ Garrison J. Hasara
Garrison J Hasara,
Acting Chief Financial Officer

Cc: Curt Creely, Esq

Addendum A

In connection with the Company’s response to the Staff’s letter of March 7, 2012 containing the Staff’s comments regarding the Form 10-Q for the quarterly period ended December 31, 2011 filed on February 10, 2012, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Garrison J. Hasara
Garrison J Hasara,
Acting Chief Financial Officer
(Principal Financial Officer)

324 S. Hyde Park Avenue

Suite 350

Tampa, FL 33606

PH: (813) 864-2554 FAX: (813) 258-6912